FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 23, 2003

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

Press Release dated October 23, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/Susan L. Riddell Rose

 (Signature)

Susan L. Riddell Rose

President & COO

Date:  October 23, 2003

PRESS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES IMPACT OF GOVERNMENT OF ALBERTA INTERIM FINANCIAL ASSISTANCE FOR PRODUCTION SHUT-IN AS A RESULT OF THE GAS/BITUMEN ISSUE IN NE ALBERTA

October 23, 2003. The Alberta Department of Energy ("ADOE") today announced an interim financial assistance package for gas producers affected by Alberta Energy and Utilities Board ("EUB") Shut-In Order 03-001 and earlier decisions related to the Chard/Leismer area, subject to the P&NG agreements having been issued prior to December 11, 1996.    Paramount Energy Trust ("PET or the Trust") (TSX - PMT.UN) holds lands which had 8.5 MMcf/d of natural gas sales shut-in on September 1, 2003 as a result of General Bulletin 2003-28 ("GB 2003-28") and 0.1 MMcf/d of natural gas sales shut-in on May 1, 2003 as a result of the Chard/Leismer Decision Report 2003-023.  Approximately 0.7 MMcf/d of natural gas sales recommenced production during September after the filing of additional exemption requests with the EUB and restored operations at a third-party operated facility in the Winefred area.  The Trust currently has approximately 7.9 MMcf/d of natural gas sales shut-in as a result of the EUB's decisions.

The interim assistance package includes:

1.

A one-year rental remission for agreements that have had a well or wells shut-in by EUB GB 2003-28 or the EUB Decision Reports for Chard/Leismer.  The one-year rental waiver, as it applies to PET's land agreements, is estimated at $90,000.

2.

P&NG agreement extensions for all agreements effected by EUB GB 2003-28.  This resulted in no additional PET land being continued as all PET agreements effected by GB 2003-28 were already continued until the moratorium on Crown land sales is lifted under Section 8-1-h of the Mines and Minerals Act.

3.

A royalty deferral equal to $0.60/Mcf of foregone production.  The first royalty deferral credit for production from wells shut-in during the month of September 2003, based on an estimate calculated by the ADOE, will appear on the October 2003 Gas Crown Royalty invoice.  With respect to PET, at the current level of shut-in production, this royalty deferral program is expected to result in royalty deferral of approximately $160,000 per month, equating to $0.004 per Trust Unit per month or approximately $0.045 per Trust Unit annually.  The deferral will continue until such time as any final assistance package is put in place, or the well recommences production, or another date as determined by the Minister of Energy.  The amount deferred through this interim assistance will be deducted from any final assistance package.

The Trust's understanding is that this interim assistance has been designed to assist producers in carrying on plant and field operations and therefore reflects the average fixed operating cost for the area.  This will act to maintain area operating costs on a unit-of-production basis at current levels.  Although the interim package does not adequately replace losses suffered by gas producers as a result of the EUB's decisions, directionally PET is encouraged that the ADOE and the Minister of Energy are working with all stakeholders to establish a fair and equitable solution.

Since August 2003, consultation meetings have been conducted on a weekly basis with a subset of the gas and bitumen stakeholder group and ADOE representatives.  This group, called the Fair and Equitable Solutions Working Committee ("FES"), has the primary objective of determining a final assistance solution for stakeholders affected by the gas-bitumen issue in NE Alberta.  Key target dates include November 2003 for a recommendation to the broad stakeholder group with a final recommendation to government in December 2003.

Further information with respect to the gas/bitumen issue and its possible effects on the Trust can be found on PET's website at www.paramountenergy.com/investor relations/Gas-Bitumen Issue.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET's plans, changes in commodity prices, regulatory changes, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 - 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com

Clayton H. Riddell, Chief Executive Officer

Susan L. Riddell Rose, President and Chief Operating Officer

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Gary C. Jackson, Vice President, Land, Legal and Acquisitions